FORM NRSRO

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APPLICATION FOR REGISTRATION AS A NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION (NRSRO)

SEC 1541 (1-24)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

**APPLICATION FOR REGISTRATION AS A
NATIONALLY RECOGNIZED
STATISTICAL RATING ORGANIZATION (NRSRO)**

☐ INITIAL APPLICATION

☐ APPLICATION TO ADD CLASS OF CREDIT RATINGS

☐ APPLICATION SUPPLEMENT
Items and/or Exhibits Supplemented:
____

☐ ANNUAL CERTIFICATION

☑ UPDATE OF REGISTRATION
Items and/or Exhibits Amended:
Exhibit 2

☐ WITHDRAWAL FROM REGISTRATION

Important: Refer to Form NRSRO Instructions for General Instructions, Item-by-Item Instructions, an Explanation of Terms, and the Disclosure Reporting Page (NRSRO). "You" and "your" mean the person filing or furnishing, as applicable, this Form NRSRO. "Applicant" and "NRSRO" mean the person filing or furnishing, as applicable, this Form NRSRO and any credit rating affiliate identified in Item 3.

1. **A.** Your full name:

Clasificadora de Riesgo Pacific Credit Rating S.A.C.

B. (i) Name under which your credit rating business is primarily conducted, if different from Item 1A:

PCR

(ii) Any other name under which your credit rating business is conducted and where it is used (other than the name of a credit rating affiliate identified in Item 3):

N/A

C. Address of your principal office (do not use a P.O. Box):

(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)
Av. El Derby No.254,	Lima	Peru	15023

D. Mailing address, if different:

(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

E. Contact person (See Instructions):

Oscar Jasaui President
(Name and Title)

(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)
Av. El Derby No. 254,	Lima	Peru	15023

CERTIFICATION:

The undersigned has executed this Form NRSRO on behalf of, and on the authority of, the Applicant/NRSRO. The undersigned, on behalf of the Applicant/NRSRO, represents that the information and statements contained in this Form, including Exhibits and attachments, all of which are part of this Form, are accurate in all significant respects. If

this is an ANNUAL CERTIFICATION, the undersigned, on behalf of the NRSRO, represents that the NRSRO's application on Form NRSRO, as amended, is accurate in all significant respects.

9/21/2026 — Clasificadora de Riesgo Pacific Credit Rating S.A.C.

(Date) — (Name of the Applicant/NRSRO)

By: /S/ Oscar Jasaui — Oscar Jasaui, President

(Signature) — (Print Name and Title)

2. **A**. Your legal status:

☑ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Other (specify) ______________

B. Month and day of your fiscal year end: 12/31

C. Place and date of your formation (i.e., state or country where you were incorporated, where your partnership agreement was filed, or where you otherwise were formed):

State/Country of formation: Lima, Peru Date of formation: 2/1/95

3. Your credit rating affiliates (See Instructions):

Item 3 is attached and made a part of this form NRSRO

(Name) (Address)

(Name) (Address)

(Name) (Address)

(Name) (Address)

(Name) (Address)

4. The designated compliance officer of the Applicant/NRSRO (See Instructions):

Rafael Colado Ibarreche — Designated Compliance Officer

(Name and Title)

Corporativo Coyoacan — Mexico — Mexico — 03100

(Number and Street) (City) (State/Country) (Postal Code)

5. Describe in detail how this Form NRSRO and Exhibits 1 through 9 to this Form NRSRO will be made publicly and freely available on an easily accessible portion of the corporate Internet website of the Applicant/NRSRO (See Instructions):

Form NRSRO and Exhibits 1 through 9 will be publicy available free of charge of our website www.ratingspcr.com

6. **COMPLETE ITEM 6 ONLY IF THIS IS AN INITIAL APPLICATION, APPLICATION SUPPLEMENT, OR APPLICATION TO ADD A CLASS OF CREDIT RATINGS.**

A. Indicate below the classes of credit ratings for which the Applicant/NRSRO is applying to be registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class as of the date of this application for which the Applicant/NRSRO has an outstanding credit rating and the approximate date the Applicant/NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit ratings	Applying for registration	Approximate number currently outstanding	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☐		
insurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))	☐		
corporate issuers	☐		
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐		
issuers of government securities as that term is defined in section 3(a)(42) of the Exchange Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☐		

B. Briefly describe how the Applicant/NRSRO makes the credit ratings in the classes indicated in Item 6A readily accessible for free or for a reasonable fee (See Instructions):

____

____

____

C. Check the applicable box and attach certifications from qualified institutional buyers, if required (See Instructions):

☐ The Applicant/NRSRO is attaching ________certifications from qualified institutional buyers to this application. Each is marked "Certification from Qualified Institutional Buyer."

☐ The Applicant/NRSRO is exempt from the requirement to file certifications from qualified institutional buyers pursuant to section 15E(a)(1)(D) of the Exchange Act.

Note: You are not required to make a Certification from a Qualified Institutional Buyer filed with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep these certifications confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the certifications confidential upon request to the extent permitted by law.

7. **DO NOT COMPLETE ITEM 7 IF THIS IS AN INITIAL APPLICATION.**

A. Indicate below the classes of credit ratings for which the NRSRO is currently registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class for which the NRSRO had an outstanding credit rating as of the most recent calendar year end and the approximate date the NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit rating	Currently registered	Approximate number outstanding as of the most recent calendar year end	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☑	490	1995
insurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))	☐		
corporate issuers	☑	573	1995
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐		
issuers of government securities as that term is defined in section 3(a)(42) of the Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☑	36	1995

B. Briefly describe how the NRSRO makes the credit ratings in the classes indicated in Item 7A readily accessible for free or for a reasonable fee (See Instructions):

Credit ratings in Item 7A are available by press release and electronic notification and are accesible free of charge at PCR´s website www.ratingspcr.com

8. Answer each question. Provide information that relates to a "Yes" answer on a Disclosure Reporting Page (NRSRO) and submit the Disclosure Reporting Page with this Form NRSRO (See Instructions). You are not required to make any disclosure reporting pages submitted with this Form publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep any disclosure reporting pages confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the disclosure reporting pages confidential upon request to the extent permitted by law.	

	YES	NO
A. Has the Applicant/NRSRO or any person within the Applicant/NRSRO committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934 in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	☑
B. Has the Applicant/NRSRO or any person within the Applicant/NRSRO been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	☑
C. Is any person within the Applicant/NRSRO subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO?	☐	☑

9. Exhibits (See Instructions).

Exhibit 1. Credit ratings performance measurement statistics.

☐ Exhibit 1 is attached and made a part of this Form NRSRO.

Exhibit 2. A description of the procedures and methodologies used in determining credit ratings.

☑ Exhibit 2 is attached and made a part of Form NRSRO.

Exhibit 3. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.

☐ Exhibit 3 is attached and made a part of this Form NRSRO.

Exhibit 4. Organizational structure.

☐ Exhibit 4 is attached to and made a part of this Form NRSRO.

Exhibit 5. The code of ethics or a statement of the reasons why a code of ethics is not in effect.

☐ Exhibit 5 is attached to and made a part of this Form NRSRO.

Exhibit 6. Identification of conflicts of interests relating to the issuance of credit ratings.

☐ Exhibit 6 is attached to and made a part of this Form NRSRO.

Exhibit 7. Policies and procedures to address and manage conflicts of interest.

☐ Exhibit 7 is attached to and made a part of this Form NRSRO.

Exhibit 8. Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors.

☐ Exhibit 8 is attached to and made a part of this Form NRSRO.

Exhibit 9. Certain information regarding the credit rating agency's designated compliance officer.

☐ Exhibit 9 is attached to and made a part of this Form NRSRO.

Exhibit 10. A list of the largest users of credit rating services by the amount of net revenue earned from the user during the fiscal year ending immediately before the date of the initial application.

☐ Exhibit 10 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 11. Audited financial statements for each of the three fiscal or calendar years ending immediately before the date of the initial application.

☐ Exhibit 11 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 12. Information regarding revenues for the fiscal or calendar year ending immediately before the date of the initial application.

☐ Exhibit 12 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 13. The total and median annual compensation of credit analysts.

☐ Exhibit 13 is attached and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

PCR | PACIFIC CREDIT RATING

Item 3: Credit Rating Affiliates[1]

Name	Country
1. Calificadora de Riesgos Pacific Credit Rating S.A. Av. 6 de Agosto N° 2455 Edificio Hilda, Piso 9, Oficina 901, Zona Sopocachi – La Paz, Bolivia	(Bolivia)
2. Calificadora de Riesgos Pacific Credit Rating S.A. Los Dioses, San Pedro Montes de Oca Av. 10, Calle 37 Pis, 75 Norte del Bufete André Tinoco San José, Costa Rica	(Costa Rica)
3. Calificadora de Riesgo Pacific Credit Rating S.A. Av. 12 de Octubre No. 24-774 y Av. Coruña Edificio Urban plaza, segundo piso, oficina 5, Quito, Ecuador	(Ecuador)
4. Pacific Credit Rating, S.A. de C.V., Clasificadora de Riesgo Avenida la Capilla, Pasaje 8, Condominio apartamento 21 Colonia San Benito, San Salvador, El Salvador	(El Salvador)
5. Pacific Credit Rating Guatemala, S.A. Km 22,5 Carretera a El Salvador, Edificio Plaza Portal del Bosque, Torre I, Oficina 4E y 4G, Guatemala	(Guatemala)
6. Pacific Credit Rating S. A. de C.V., Clasificadora de Riesgo **Branch of Pacific Credit Rating S. A. de C.V., Clasificadora de Riesgo** Col. Lomas del Tepeyac, Avenida Las Minitas, edificio Fagar, apartamento 201A, Tegucigalpa M.D.C.	(Honduras)
7. Pacific Credit Rating S.A. de CV, Clasificadora de Riesgo **Branch of Pacific Credit Rating S. A. de C.V., Clasificadora de Riesgo (Office in El Salvador)** Avenida la Capilla, Pasaje 8, Condominio apartamento 21 Colonia San Benito, San Salvador, El Salvador	(Nicaragua)
8. Pacific Credit Rating Inc. PH Street Mall. entre Vía Brasil y Vía Israel. Piso 4. Oficina 416. Corregimiento San Francisco. Panamá	(Panamá)
9. Pacific Credit Rating (PCR), S.R.L. Calle Jacinto Mañón No. 25, Edificio Profesional JM, Piso 3, Suite 301, Ens. Paraíso, Santo Domingo de Guzmán, República Dominicana	(República Dominicana)
10. Pacific Credit Rating, USA, Inc. 2222 Ponce De Leon Blvd, Office #03-104 – 2, Coral Gables, FL 33134	(United States)

[1] All of the affiliates are separate legal entities except Nicaragua and Honduras, whose operation is conducted by the El Salvador entity. Pacific Credit Rating, USA, Inc. is a separate legal entity, wholly owned by Pacific Credit Rating Holding Inc. (Panama). Each credit rating issued by any of the affiliates is on behalf of the NRSRO: Clasificadora de Riesgo Pacific Credit Rating S.A.C. ("PCR"). Each affiliate is subject to the policies and procedures of the applicant, PCR.